                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549
                                   SCHEDULE TO
        TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR SECTION 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                             RALCORP HOLDINGS, INC.
         (Name of Subject Company (issuer) and Filing Person (offeror))

                          Common Stock, $.01 par value
                         (Title of Class of Securities)

                                  751 028 10 1
                      (CUSIP Number of Class of Securities)

                               Robert W. Lockwood
                  Vice President, General Counsel and Secretary

                             Ralcorp Holdings, Inc.

                          800 Market Street, Suite 2900

                            St. Louis, Missouri 63101

                                 (314) 877-7000
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                Communications on Behalf of the Filing Person(s))

                                    COPY TO:
                            William F. Seabaugh, Esq.
                               John M. Welge, Esq.
                                 Bryan Cave LLP
                       One Metropolitan Square, Suite 3600
                            St. Louis, Missouri 63102
                                  (314)259-2000
                               Fax: (314)259-2020

                            CALCULATION OF FILING FEE

         TRANSACTION VALUATION*                     AMOUNT OF FILING FEE
             $ 96,000,000                                $8,832.00

* For the purpose of calculating the filing fee only, this amount is based on the purchase of 4,000,000 shares of common stock at the maximum tender offer price of $24.00 per share. The amount of the filing fee is calculated in accordance with Rule 0-11 of the Securities Exchange Act, as amended.

[_] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid:      Not applicable.    Filing party:    Not applicable.
Form or Registration No.:    Not applicable.    Date Filed:      Not applicable.

[_] Check box if filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[_] third-party tender offer          [_] going private transaction
    subject to Rule 14d-1                 subject to Rule 13e-3

[X] issuer tender offer               [_] amendment to Schedule 13D
    subject to Rule 13e-4                 under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer [_]

     This Tender Offer Statement on Schedule TO relates to the offer by Ralcorp Holdings, Inc., a Missouri corporation ("Ralcorp" or the "Company"), to purchase shares of its common stock, $0.01 par value. Ralcorp is offering to purchase up to 4,000,000 shares, or such lesser number of shares as are properly tendered and not properly withdrawn, at a price not greater than $24.00 nor less than $21.00 per share, net to the seller in cash, without interest. Ralcorp's offer is being made upon the terms and subject to the conditions set forth in the Offer to Purchase dated November 12, 2002 and in the related Letter of Transmittal, which, as amended or supplemented from time to time, together constitute the offer. All shares tendered and purchased will include the associated common stock purchase rights issued pursuant to the Shareholder Protection Rights Agreement, dated December 27, 1996 (as amended), between the Company and the Rights Agent named therein and, unless the context otherwise requires, all references to shares include the associated common stock purchase rights. This Tender Offer Statement on Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c)(2) of the Securities Exchange Act of 1934, as amended. The Company is also the filing person.

     Portions of the information in the Offer to Purchase and the related Letter of Transmittal, copies of which are filed with this Schedule TO as Exhibits
(a)(1)(i) and (a)(1)(ii) hereto, respectively, are incorporated herein by reference in answer to Items 1 through 11 in this Tender Offer Statement on Schedule TO.

ITEM 1.    SUMMARY OF TERMS.

     The information set forth under "Summary of Terms" in the Offer to Purchase dated November 12, 2002 (the "Offer to Purchase"), attached hereto as Exhibit
(a)(1)(A), is incorporated herein by reference.

ITEM 2.  SUBJECT COMPANY INFORMATION.

     The name of the issuer is Ralcorp Holdings, Inc., a Missouri corporation (the "Company"), and the address of its principal executive office is 800 Market Street, Suite 2900, St. Louis, Missouri 63101. The Company's telephone number is
(314) 877-7000.

     This Tender Offer Statement on Schedule TO relates to the offer by the Company to purchase shares of its common stock, $0.01 par value per share. The Company is offering to purchase up to 4,000,000 shares, or such lesser number of shares as are properly tendered and not properly withdrawn, at a price not greater than $24.00 nor less than $21.00 per share, net to the seller in cash, without interest. The Company's offer is being made upon the terms and subject to the conditions set forth in the Offer to Purchase and in the related Letter of Transmittal, which, together with the Offer to Purchase, as amended or supplemented from time to time, constitute the offer. All shares tendered and purchased will include the associated common stock purchase rights issued pursuant to the Shareholder Protection Rights Agreement, dated December 27, 1996 (as amended), between the Company and the Rights Agent named therein, and, unless the context otherwise requires, all references to shares include the associated common stock purchase rights.

     The information set forth in the Offer to Purchase under "Summary of Terms," "Introduction," Section 1 ("Number of Shares") and Section 8 ("Price Range of Shares; Dividends; Our Rights Plan") is incorporated herein by reference.

ITEM 3.  IDENTITY AND BACKGROUND OF FILING PERSON.

     The Company is also the filing person. The Company's address and telephone number are set forth in Item 2 above. The information set forth in the Offer to Purchase under Section 11 ("Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares") is incorporated herein by reference.

ITEM 4.  TERMS OF THE TRANSACTION.

     The following sections of the Offer to Purchase contain a description of the material terms of the transaction and are incorporated herein by reference:

     o    "Summary of Terms";
     o    "Introduction";
     o    Section 1 ("Number of Shares");
     o Section 2 ("Recent Developments; Purpose of the Offer; Certain Effects of the Offer");
     o    Section 3 ("Procedures for Tendering Shares");
     o    Section 4 ("Withdrawal Rights");
     o    Section 5 ("Purchase of Shares and Payment of Purchase Price");
     o    Section 6 ("Conditional Tender of Shares");
     o    Section 7 ("Conditions of the Offer");
     o    Section 8 ("Price Range of Shares; Dividends; Our Rights Plan");
     o    Section 9 ("Source and Amount of Funds");
     o    Section 13 ("Certain Legal Matters; Regulatory Approvals");
     o    Section 14 ("Certain United States Federal Income Tax Consequences");
          and
     o    Section 15 ("Extension of the Offer; Termination; Amendment").

     The Company's directors and executive officers have advised the Company that they do not intend to tender any of their shares in this offer.

ITEM 5.  PAST CONTRACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

     The information set forth in the Offer to Purchase under Section 11 ("Interests of Directors and Executive Officers; Transaction and Arrangements Concerning the Shares") is incorporated herein by reference.

ITEM 6.  PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

     The information set forth in the Offer to Purchase under Section 2 ("Recent Developments; Purpose and Potential Benefits; Potential Risks and Disadvantages; Certain Effects of the Offer") is incorporated herein by reference.

ITEM 7.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     The information set forth in the Offer to Purchase under Section 9 ("Source and Amount of Funds") is incorporated herein by reference.

ITEM 8.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

     The information set forth in the Offer to Purchase under Section 11 ("Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares") is incorporated herein by reference.

ITEM 9.  PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

     The information set forth in the Offer to Purchase under Section 16 ("Fees and Expenses") and Section 17 ("Miscellaneous") is incorporated herein by reference.

ITEM 10.  FINANCIAL STATEMENTS.

     The Company does not believe any of its financial statements are material to a decision by the shareholders whether to tender or hold shares of the common stock because the consideration offered consists solely of cash, the offer is not subject to any financing conditions, and the Company is a public reporting company under Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended, that files reports electronically on EDGAR.

ITEM 11. ADDITIONAL INFORMATION.

     The information set forth in the Offer to Purchase under Section 11 ("Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares") and Section 13 ("Certain Legal Matters; Regulatory Approvals") is incorporated herein by reference. To the knowledge of the Company, no material legal proceedings relating to the tender offer are pending.


ITEM 12.  EXHIBITS.

EXHIBIT NO.        DESCRIPTION
-----------        -----------
(a)(1)(i)          Offer to Purchase.

(a)(1)(ii)         Letter of Transmittal.

(a)(1)(iii)        Notice of Guaranteed Delivery.

(a)(1)(iv)         Letter to participants in Ralcorp's 401(k) Savings
                   Investment Plan from Joe R. Micheletto, Chief Executive
                   Officer and President of Ralcorp, dated November 12, 2002.

(a)(1)(v)          Letter to Brokers, Dealers, Commercial Banks, Trust
                   Companies and Other Nominees.

(a)(2)             Not applicable.

EXHIBIT NO.        DESCRIPTION
-----------        -----------
(a)(3)             Not applicable.

(a)(4)             Not applicable.

(a)(5)(i)          Letter to Clients for use by Brokers, Dealers, Commercial
                   Banks, Trust Companies and Other Nominees.

(a)(5)(ii)         Guidelines for Certification of Taxpayer Identification
                   Number on Substitute Form W-9.

(a)(5)(iii)        Summary Advertisement dated November 12, 2002.

(a)(5)(iv)         Press Release dated November 11, 2002.

(a)(5)(v)          Letter to shareholders from Joe R. Micheletto, Chief
                   Executive Officer and President of Ralcorp, dated November
                   12, 2002.

(b)(1)* $275,000,000 Credit Agreement among Ralcorp Holdings, Inc., the lenders named therein and Bank One, N.A., as Agent, dated October 16, 2001 (Filed as Exhibit 10.1 to the
                   Company's Form 10-K for the period ending September 30,
                   2000).

(b)(2)*            Receivables Purchase Agreement dated as of September 25,
                   2001 among Ralcorp Receivables Corporation, Ralcorp
                   Holdings, Inc., Falcon Asset Securitization Corporation and
                   Bank One. N.A. (Filed as Exhibit 10.4 to the Company's Form
                   10-K for the period ending September 30, 2002).

(b)(3) Amendment No. 1 to Receivables Purchase Agreement dated as of September 25, 2001 among Ralcorp Receivables Corporation,
                   Ralcorp Holdings, Inc., Falcon Asset Securitization
                   Corporation and Bank One. N.A.

(d)*               Agreement between Ralcorp Holdings, Inc. and J. R.
                   Micheletto dated May 23, 2002 (Filed as Exhibit 10.1 to the
                   Company's Form 10-Q for the period ending June 30, 2002).

(g)                Not applicable.

(h)                Not applicable.

*  Incorporated by reference.


ITEM 13.  INFORMATION REQUIRED BY SCHEDULE 13E-3.

     Not Applicable.

                                    SIGNATURE


     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  November 12, 2002               RALCORP HOLDINGS, INC.

                                        By: /s/ Joe R. Micheletto
                                            ------------------------------------
                                            Name:  Joe R. Micheletto
                                            Title: Chief Executive Officer and
                                                   President

                                  EXHIBIT INDEX


EXHIBIT NO.        DESCRIPTION
-----------        -----------
(a)(1)(i)          Offer to Purchase.

(a)(1)(ii)         Letter of Transmittal.

(a)(1)(iii)        Notice of Guaranteed Delivery.

(a)(1)(iv)         Letter to participants in Ralcorp's 401(k) Savings
                   Investment Plan from Joe R. Micheletto, Chief Executive
                   Officer and President of Ralcorp, dated November 12, 2002.

(a)(1)(v)          Letter to Brokers, Dealers, Commercial Banks, Trust
                   Companies and Other Nominees.

(a)(2)             Not applicable.

(a)(3)             Not applicable.

(a)(4)             Not applicable.

(a)(5)(i)          Letter to Clients for use by Brokers, Dealers, Commercial
                   Banks, Trust Companies and Other Nominees.

(a)(5)(ii)         Guidelines for Certification of Taxpayer Identification
                   Number on Substitute Form W-9.

(a)(5)(iii)        Summary Advertisement dated November 12, 2002.

(a)(5)(iv)         Press Release dated November 11, 2002.

(a)(5)(v)          Letter to shareholders from Joe R. Micheletto, Chief
                   Executive Officer and President of Ralcorp, dated November
                   12, 2002.

(b)(1)* $275,000,000 Credit Agreement among Ralcorp Holdings, Inc., the lenders named therein and Bank One, N.A., as Agent, dated October 16, 2001 (Filed as Exhibit 10.1 to the
                   Company's Form 10-K for the period ending September 30,
                   2000).

(b)(2)*            Receivables Purchase Agreement dated as of September 25,
                   2001 among Ralcorp Receivables Corporation, Ralcorp
                   Holdings, Inc., Falcon Asset Securitization Corporation and
                   Bank One. N.A. (Filed as Exhibit 10.4 to the Company's Form
                   10-K for the period ending September 30, 2002).


EXHIBIT NO.        DESCRIPTION
-----------        -----------

(b)(3) Amendment No. 1 to Receivables Purchase Agreement dated as of September 25, 2001 among Ralcorp Receivables Corporation,
                   Ralcorp Holdings, Inc., Falcon Asset Securitization
                   Corporation and Bank One. N.A.

(d)*               Agreement between Ralcorp Holdings, Inc. and J. R.
                   Micheletto dated May 23, 2002 (Filed as Exhibit 10.1 to the
                   Company's Form 10-Q for the period ending June 30, 2002).

(g)                Not applicable.

(h)                Not applicable.

*  Incorporated by reference.